UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

PERMIAN RESOURCES CORPORATION
(Name of lssuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

71424F 105
(CUSIP Number)

Matthew Pacey, P.C.
Kirkland & Ellis LLP
609 Main Street
Houston, Texas 77002
(713) 836-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l(e), §240.13d-l(f) or §240.13d-l(g), check the following box: ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investments, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 56,426,386 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 56,426,386 (1)
11.	Aggregate amount beneficially owned by each reporting person 56,426,386 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 16.4% (2)
14.	Type of reporting person PN

(1)	Consists of 56,426,386 shares of Class C Common Stock, par value $0.0001 per share (“Class C Common Stock”), of Permian Resources Corporation (the “Issuer”) and 56,426,386 Common Units (“Opco Common Units”) of Permian Resources Operating, LLC (“Opco”). Pursuant to the Sixth Amended and Restated Limited Liability Company Agreement of Opco (the “Opco LLC Agreement”), at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer or a cash payment, and upon redemption of such Opco Common Units, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on September 8, 2022 (the “Issuer’s Closing 8-K”), and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investment GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 56,426,386 (1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 56,426,386 (1)
11.	Aggregate amount beneficially owned by each reporting person 56,426,386 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 16.4% (2)
14.	Type of reporting person PN

(1)	Consists of 56,426,386 shares of Class C Common Stock and 56,426,386 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investment UGP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
SEC use only
Source of funds (See Instructions) OO
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 56,426,386 (1)
Sole dispositive power 0
	10.	Shared dispositive power 56,426,386 (1)
11.	Aggregate amount beneficially owned by each reporting person 56,426,386 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.	Percent of class represented by amount in Row (11) 16.4% (2)
14.	Type of reporting person OO

(1)	Consists of 56,426,386 shares of Class C Common Stock and 56,426,386 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investments II, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
SEC use only
Source of funds (See Instructions) 00
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,094,353 (1)
	9.	Sole dispositive power 0
	15.	Shared dispositive power 16,094,353 (1)
16.	Aggregate amount beneficially owned by each reporting person 16,094,353 (1)
17.	Check if the aggregate amount in Row (11) excludes certain shares		☐
18.	Percent of class represented by amount in Row (11) 5.3% (2)
19.	Type of reporting person PN

(1)	Consists of 16,094,353 shares of Class C Common Stock and 16,094,353 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

1.	Name of reporting person Pearl CIII Holdings, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
SEC use only
Source of funds (See Instructions) 00
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 16,609,730 (1)
	9.	Sole dispositive power 0
	15.	Shared dispositive power 16,609,730 (1)
16.	Aggregate amount beneficially owned by each reporting person 16,609,730 (1)
17.	Check if the aggregate amount in Row (11) excludes certain shares		☐
18.	Percent of class represented by amount in Row (11) 5.4% (2)
19.	Type of reporting person PN

(1)	Consists of 16,609,730 shares of Class C Common Stock and 16,609,730 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investments II GP, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
SEC use only
Source of funds (See Instructions) 00
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 32,704,083 (1)
	9.	Sole dispositive power 0
	15.	Shared dispositive power 32,704,083 (1)
16.	Aggregate amount beneficially owned by each reporting person 32,704,083 (1)
17.	Check if the aggregate amount in Row (11) excludes certain shares		☐
18.	Percent of class represented by amount in Row (11) 10.2% (2)
19.	Type of reporting person PN

(1)	Consists of 32,704,083 shares of Class C Common Stock and 32,704,083 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person Pearl Energy Investment II UGP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
SEC use only
Source of funds (See Instructions) 00
Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 32,704,083 (1)
	9.	Sole dispositive power 0
	15.	Shared dispositive power 32,704,083 (1)
16.	Aggregate amount beneficially owned by each reporting person 32,704,083 (1)
17.	Check if the aggregate amount in Row (11) excludes certain shares		☐
18.	Percent of class represented by amount in Row (11) 10.2% (2)
19.	Type of reporting person OO

(1)	Consists of 32,704,083 shares of Class C Common Stock and 32,704,083 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

CUSIP No. 71424F 105

1.	Name of reporting person
William J. Quinn
2.	Check the appropriate box if a member of a group
	(a) ☐	(b) ☒
3.	SEC use only
4.	Source of funds (See Instructions)
OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)		☐
6.	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with		7.	Sole voting power
0
		8.	Shared voting power
89,130,469 (1)
		9.	Sole dispositive power
0
		10.	Shared dispositive power
89,130,469 (1)
11.			Aggregate amount beneficially owned by each reporting person
89,130,469 (1)
12.	Check if the aggregate amount in Row (11) excludes certain shares		☐
13.			Percent of class represented by amount in Row (11)
23.6% (2)
14.			Type of reporting person
IN

(1)	Consists of 89,130,469 shares of Class C Common Stock and 89,130,469 Opco Common Units. Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

(2)	Based on the quotient obtained by dividing (a) the number of shares of Class A Common Stock beneficially owned by the reporting person as set forth in Row (11) (assuming redemption of all Opco Common Units beneficially owned by the reporting person for shares of Class A Common Stock) by (b) the sum of (i) 288,003,831 outstanding shares of Class A Common Stock, as reported in the Issuer’s Closing 8-K, and (ii) the number of shares of Class A Common Stock set forth in clause (a).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock of Permian Resources Corporation, a Delaware corporation. The principal executive offices of the Issuer are located at 300 N. Marienfeld St., Ste 1000 Midland, Texas 97701.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by: (i) Pearl Energy Investments, L.P., a Delaware limited partnership (“Pearl I”), (ii) Pearl Energy Investment GP, L.P., a Delaware limited partnership (“Pearl I GP, LP”), (iii) Pearl Energy Investment UGP, LLC, a Delaware limited liability company (“Pearl I UGP”), (iv) Pearl Energy Investments II, L.P., a Delaware limited partnership (“Pearl II”), (v) Pearl Energy Investment II GP, L.P., a Delaware limited partnership (“Pearl II GP, LP”), (vi) Pearl Energy Investment II UGP, LLC, a Delaware limited liability company, (vii) Pearl CIII Holdings, L.P., a Delaware limited partnership (“Colgate Holdings”) and (viii)William J. Quinn, a U.S. citizen (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of September 12, 2022, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(b)-(c) The address of the principal office of the Reporting Persons is 2100 McKinney Ave #1675, Dallas, TX 75201.

The principal business of the Reporting Persons is to either invest in securities or serve as a general partner or management company of an entity that invests in securities. Information regarding the principal occupation or employment of Mr. Quinn is included in, or incorporated by reference into, the Issuer’s Closing 8-K.

(d)       During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(j) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3. Source and Amount of Funds

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

Item 4. Purpose of the Transaction

Prior to the Merger (as defined below) the Reporting Persons acquired the securities reported as beneficially owned by it in this Schedule 13D for investment purposes. Mr. Quinn is a member of the Board of Directors of the Issuer. Except in Mr. Quinn’s capacity as such, no Reporting Person has any present plan or proposal which relate to or would result in any of the matters set forth in subparagraphs (a) - (g) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4. In particular, the Reporting Persons intend to review their investment in the Issuer on an ongoing basis and reserve the right to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Depending on various factors, including the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more of the Issuer’s securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, conditions in the securities, loan or bond markets, general economic or industry conditions or any changes in law or regulations, the Reporting Persons expect that they will seek to dispose, or cause to be disposed (including, without limitation, distributing some or all of the shares of Class A Common Stock ( or Opco Common Units and corresponding shares of Class C Common Stock) to certain of the Reporting Persons’ respective members, partners, stockholders and/or beneficiaries, as applicable), some or all of the shares of Class A Common Stock beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, pledging their interest in their shares of Class A Common Stock as a means of obtaining liquidity or as credit support for loans or other extensions of credit, or entering into derivatives transactions and other agreements or instruments that decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) The information set forth on the cover pages is incorporated by reference into this Item 5.

Pursuant to the Opco LLC Agreement, at the request of the holder, each OpCo Common Unit may be redeemed for, at Opco’s election, a newly-issued share of Class A Common Stock or a cash payment equal, and upon redemption of such OpCo Common Unit, a share of Class C Common Stock shall be surrendered by the holder and cancelled by the Issuer.

56,429,386 Common Units of OpCo and corresponding shares of Class C common stock of the Issuer are held by Pearl I. Pearl I is controlled by Pearl I GP, L.P. Pearl I GP, L.P. is controlled by Pearl I UGP. Pearl I UGP is controlled bv Quinn. 16,094,353 Common Units of OpCo and corresponding shares of Class C common stock of the Issuer are held by Pearl II. Pearl II is controlled by Pearl II GP, L.P. Pearl II GP, L.P. is controlled by Pearl II UGP. Pearl II UGP is controlled by Quinn. 16,609,730 Common Units of OpCo and corresponding shares of Class C common stock of the Issuer are held by Colgate Holdings. Colgate Holdings is controlled by Pearl II GP, L.P. Pearl II GP, L.P. is controlled by Pearl II UGP. Pearl II UGP is controlled by Quinn. The respective controlling entities of the reporting persons may be deemed to beneficially own all of the Common Units and the corresponding shares of Class C common stock of the Issuer held by such Reporting Persons.

The percentage of shares of Class A Common Stock reported to be beneficially owned by the Reporting Persons in this paragraph and elsewhere in this Schedule 13D is based on 288,003,831 shares of Class A Common Stock outstanding as of September 8 2022, as reported in the Issuer’s Closing 8-K, and is determined in accordance with the rules of the SEC (which assumes the exchange of all Opco Common Units held by a Reporting Person into shares of Class A Common Stock for such Reporting Person only).

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in this Item 5.

(c)       Except in connection with the Business Combinations and as described in Item 3, none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.

(d)       Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Business Combination Agreements

On September 1, 2022 (the “Closing Date”), Permian Resources Corporation, a Delaware corporation (formerly known as Centennial Resource Development, Inc.), consummated the previously announced merger contemplated by the Business Combination Agreement, dated as of May 19, 2022 (the “Business Combination Agreement”), by and among the Issuer, OpCo, Colgate Energy Partners III, LLC, a Delaware limited liability company (“Colgate”), and, solely for purposes of the specified provisions therein, Colgate Energy Partners III MidCo, LLC, a Delaware limited liability company (the “Colgate Unitholder”), pursuant to which OpCo merged with and into Colgate (the “Merger”), with OpCo continuing as the surviving entity (the “Surviving Company”) in the Merger as a subsidiary of the Company.

Pursuant to the terms of the Business Combination Agreement, at the effective time of the Merger, (a) all membership interests of OpCo, issued and outstanding immediately prior to the Effective Time, were converted into a number of validly issued, fully paid and nonassessable OpCo Common Units equal to the number of shares of Class A Common Stock that were outstanding immediately prior to the Effective Time after giving effect to the transactions contemplated by the Business Combination Agreement, including the Merger (the “Transactions”), and the Issuer remained as the manager of the Surviving Company, and (b) all of the Colgate Unitholder’s sole membership interest in Colgate was exchanged for 269,300,000 shares of Class C Common Stock, 269,300,000 additional Common Units and $525,000,000 of cash. Immediately following the Merger, OpCo changed its name to Permian Resources Operating, LLC. Following the Transactions, there were 288,003,831 shares of Class A Common Stock outstanding and 269,300,000 shares of Class C Common Stock outstanding. In connection with the Transactions, the Issuer changed its name from “Centennial Resource Development, Inc.” to “Permian Resources Corporation.”

The foregoing description of the Business Combination Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 2.1 of the Issuer’s current report on Form 8-K, filed with the SEC on July 21, 2022, which is incorporated herein by reference.

Opco LLC Agreement

In connection with the Transactions, at the Effective Time, the Fifth Amended and Restated Limited Liability Company Agreement of OpCo, dated as of October 11, 2016 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, together with all schedules, exhibits and annexes thereto) was amended and restated in its entirety to, among other things, recapitalize the authorized equity securities of the Surviving Company (including the reclassification of all membership interests of OpCo, with the rights, preferences and obligations set forth therein), permit the issuance and ownership of the Common Units as contemplated by the Transactions, with the rights, preferences, and obligations set forth therein and admit the Colgate Unitholder as a member of the Surviving Company (as amended and restated, the “A&R LLC Agreement”). Pursuant to the A&R LLC Agreement, each member of OpCo (other than the Issuer and CRP Holdco Corp.) has the right to cause OpCo to redeem all or a portion of its Common Units in exchange for, at the Surviving Company’s option, (i) an equal number of shares of Class A Common Stock or (ii) a cash amount, to be determined based on the volume weighted average price of a share of Class A Common Stock on NASDAQ or such stock exchange that the Issuer’s Class A Common Stock is then listed for the five trading days ending on, and including, the date on which such redeeming member delivers notice to OpCo of such member’s intention to redeem all or a portion of its Common Units, equal to the market value of an equal number of shares of Class A Common Stock.

The foregoing description of the A&R LLC Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 10.2 of the Issuer’s Closing 8-K.

Registration Rights Agreement

On the Closing Date, the Issuer entered into the Registration Rights Agreement (the “Registration Rights Agreement”), by and among the Issuer and each of the parties listed on the signature pages thereto (each such party, a “Holder” and collectively, the “Holders”).

The Registration Rights Agreement requires the Company to (a) register for resale (i) shares of Class A Common Stock issuable upon the redemption or exchange of the Common Units and corresponding shares of Class C Common Stock in accordance with the A&R LLC Agreement, (ii) any outstanding shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer held by a Holder as of the Effective Time, and (iii) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Common Stock by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”), and (b) within five business days following the Closing Date, file with the SEC a registration statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time.

The Holders also received certain “piggyback” registration rights to participate in underwritten offerings of the Company, subject to customary exceptions, and rights to demand certain underwritten offerings.

Pursuant to the Registration Rights Agreement, the Holders, including the Reporting Persons, have, subject to limited exceptions, agreed to a lock-up on their respective shares of Class A Common Stock, Class C Common Stock, Common Units (including the shares of Class A Common Stock issuable upon exchange of the Common Units in accordance with the A&R LLC Agreement) and any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Class A Common Stock or Class C Common Stock (collectively, the “Lock-Up Securities”), pursuant to which such parties will not transfer such Lock-Up Securities until March 1, 2023, subject to certain customary exceptions.

The foregoing description of the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the copy thereof filed as Exhibit 10.1 of the Issuer’s Closing 8-K.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement, dated as of September 12, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

PEARL ENERGY INVESTMENTS, L.P.

By: Pearl Energy Investment GP, L.P. ,
its general partner

By: Pearl Energy Investment UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT GP, L.P.

By: Pearl Energy Investment UGP, LLC
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT UGP, LLC

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENTS II, L.P.

By: Pearl Energy Investment II GP, L.P. ,
its general partner

By: Pearl Energy Investment II UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

[Signature Page to Schedule 13D]

PEARL CIII HOLDINGS, L.P.

By: Pearl Energy Investment II GP, L.P. ,
its general partner

By: Pearl Energy Investment II UGP, LLC,
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT II GP, L.P.

By: Pearl Energy Investment II UGP, LLC
its general partner

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

PEARL ENERGY INVESTMENT II UGP, LLC

By:	/s/ William J. Quinn
Name:	William J. Quinn
Title:	Authorized Person

WILLIAM J. QUINN

By:	/s/ William J. Quinn
Name:	William J. Quinn

[Signature Page to Schedule 13D]